[Interchange Corporation Letterhead]
INTERCHANGE CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT
OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83
August 25, 2006
Via EDGAR and Courier
Danial Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:      Interchange Corporation Form 10-KSB for the year ended December 31, 2005;
Commission File Number : 000-50989
Dear Mr. Gordon:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated August 10, 2006 (the “Comment Letter”), to the above referenced Form 10-KSB of Interchange Corporation (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).
For your convenience, we are sending you a copy of this letter.
The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.
Form 10-KSB for the year ended December 31, 2005
Consolidated Statements of Cash Flows, page F-6
1.	Please tell us why the effect of exchange rate changes is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

Response: Due to the beginning cash balance in our foreign subsidiary at acquisition in February 2005, the 14% exchange rate fluctuation during the year and the limited amount of assets and liabilities in our subsidiary, the calculations of exchange rate changes on cash and translation adjustment for the year ended December 31, 2005 are coincidentally the same. The effect of exchange rate changes on cash is correctly calculated pursuant to SFAS 95, and in rounded thousands of dollars is the same as the translation adjustment.
Note 1 – Nature of Operations and Summary of Significant Accounting Policies
Goodwill, page F-9
2.	We note that you purchased the Local.com domain name in the first quarter of 2005 and that the domain name has an indefinite life. We also note that you launched your Local.com website in August 2005. In light of the limited operating history of the domain name, please tell us how you determined its useful life. Please cite the specific accounting literature that you have relied upon in your response.
Response: Paragraph 11 of SFAS 141 states that “the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:
a.	The expected use of the asset by the entity

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate

c.	Any legal, regulatory, or contractual provisions that may limit the useful life

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost

e.	The effect of obsolescence, demand, competition, and other economic factors

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.
If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.”
The Company purchased the Local.com domain name to launch a search engine website specializing in local search. The Company’s primary business is focused on local search internet advertising. Even though we had limited operating history of the domain name, the future operations of the Company is dependent on the Local.com website.

We considered all the above factors and concluded that the Local.com domain name had an indefinite life.
3.	We note that you performed your annual goodwill impairment analysis in December 2005 and determined that no impairment existed. Please tell us how you assigned the goodwill from your acquisition of Inspire Infrastructure 2i AB to your reporting units upon acquisition. On page F-23, you disclose that your company now has two operating segments as a result of the acquisition and that you have included the goodwill from the Inspire acquisition in the United States operating segment; however, Inspire powers directory search service in Europe and you disclose in your press release on February 9, 2005 that you believe that this business combination will allow you to expand your search and advertising platform to European markets. In this regard, it appears that your European operating segment would benefit from the synergies of the business combination. Please explain. See SFAS 142 for reference.
Response: Financial Accounting Standards Board (FASB) No. 142, “Goodwill and Other Intangible Assets” (FASB142), requires Goodwill of a reporting unit be tested for impairment on an annual basis and between annual tests in certain circumstances if an event occurs or circumstances change that would indicate that impairment exists. Interchange operates under one reporting unit for the purposes of Goodwill impairment testing since both the US and Europe components of the company have similar economic characteristics as allowed in paragraph 30 of FASB142. Similar economic characteristics are defined in paragraph 17 of FASB No. 131, “Disclosure about Segments of an Enterprise and Related Information.” The characteristics and how they apply to the Company are:
a.	The nature of the products and services:
Internet Search technology

b.	The nature of the production processes:
Research and development (software)

c.	The type or class of customer for their products and services:
Regional media, destination website and search engines

d.	The methods used to distribute their products or provide their services:
XML Internet delivery (response to search requests)

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:
The Company’s business is not regulated.

In addition, the potential Inspire/Europe segment does not meet the quantitative thresholds outlined in paragraph 18 of FASB No. 131. We are incorporating and utilizing the Inspire cluster search technology for the Local.com platform. This further supports the single reporting unit and is not inconsistent with the objective and basic principles of FASB No. 131. Paragraph 38 of FASB No. 131 still requires Interchange to report geographic information unless it is impracticable to do so, which is the only reason we are reporting segment information.
Revenue Recognition, page F-10
4.	You disclose on page 4 that you license LocalConnect, a search and advertising platform, to directory web sites and newspaper publishers. Please tell us if you have earned any revenues from licensing this platform and tell us how this product and/or service are delivered to the customer. Furthermore, please tell us and in future filings disclose your revenue recognition policy for these arrangements.
Response: Our LocalConnect product allows our customers (local media companies mainly newspapers) to place a search box on their website. Visitors to our customer’s website can enter search criteria into the search box and receive back relevant search results. The processing of the search request occurs on the computer systems of Interchange Corporation. Interchange “licenses” LocalConnect to its customers by charging a fixed monthly usage subscription fee and a fee based on any advertisers supplied by our customer to be listed in potential search results. These fees are recognized as revenue in the period for which they relate. We recognized approximately $410,000 of revenue for the fiscal year ended December 31, 2005.
Note 7 – Commitments and Contingencies
Lease Commitments, page F-18
5.	Please tell us and disclose in future filings, including any amendments, how you account for lease incentives.
Response: We account for lease incentives in accordance with FAS 13 and FTB 88-1. Leasehold improvements made by us and funded by landlord incentives or allowances under an operating lease are recorded as leasehold improvement assets and amortized over the life of the lease. The incentives are recorded as deferred rent and amortized as a reduction to lease/rent expense over the lease term. We will disclose our accounting for lease incentives in futures filings.

Note 15 – Atlocal Asset Purchase, page F-25
6.	You disclose that you valued the shares issued in connection with the Atlocal asset purchase based upon a 90-day moving average. It does not appear that a value based on a 90-day moving average is representative of the consideration given at the time of the acquisition. Please tell us your basis for determining the fair value of the equity shares in this manner.
Response: The total value of the Atlocal asset purchase was a negotiated amount of $1.25 million with $500,000 paid in cash and the remainder, $750,000, paid in shares of Interchange Corporation common stock. The price (approximately $7.19) to determine the actual number of shares (104,311) to be issued was negotiated to be the average of the 30 days prior to the signing of the term sheet on May 14, 2005. We used a 30-day average to represent the fair value of the number of shares issued due to the volatility of our stock price at the time. Although we correctly disclosed the number of shares issued, we incorrectly reported that a 90-day average was used to determine the number of shares. We will correct this information in future filings.
Note 16 – Overture Agreement, page F-25
7.	We note that you recorded a $664,000 expense for the year ended December 31, 2005 related to the acquisition of a license to certain of Overture’s patents. In this regard, it appears that you acquired a contract-based intangible asset. Please tell us what consideration you gave to recording the license as an intangible asset. Please see SFAS 141 and 142 for reference.
Response: In 2004 we received correspondence from Overture that we were potentially infringing on a patent held by Overture, which we disputed. In October 2005, we negotiated a settlement with Overture and agreed to pay them a royalty of $664,000,
[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], and a percentage of our future revenues. Since the $664,000 was a [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], we did not consider this a purchase of an intangible asset and recorded it as an expense in the period we reached the settlement.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.

Respectfully submitted,

/s/ Douglas S. Norman

Douglas S. Norman
Chief Financial Officer
cc:      Jessica Barberich, Division of Corporation Finance